Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125338

SUPPLEMENT NO. 5 DATED FEBRUARY 6, 2007

TO THE PROSPECTUS DATED NOVEMBER 21, 2006

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 5 to you in order to supplement our prospectus. This supplement must be read in conjunction with our prospectus dated November 21, 2006 as supplemented by our Supplement No. 1 dated December 11, 2006, our Supplement No. 2 dated December 12, 2006, our Supplement No. 3 dated December 28, 2006, and our Supplement No. 4 dated January 30, 2007.

DESCRIPTION OF PROPERTIES

The following information should be read in conjunction with the information in our prospectus, including the section “Risk Factors.”

Property Acquisitions

Washington Commons

On February 1, 2007, a joint venture (the “Washington Commons Joint Venture”) between a wholly-owned subsidiary of ours and an affiliate of Alliance Commercial Partners, LLC (“Alliance”), acquired a fee interest in Washington Commons Office Park (“Washington Commons”), an office property located in Naperville, Illinois. The total acquisition cost of the property was approximately $25.2 million (consisting of an approximate $24.8 million purchase price plus additional due diligence and other closing costs) and was paid for through a combination of (i) an equity contribution from us to the Washington Commons Joint Venture using proceeds from our public equity offering and available cash (ii) an equity contribution from Alliance to the Washington Commons Joint Venture and (iii) debt financing obtained by the Washington Commons Joint Venture. Washington Commons consists of 196,558 net rentable square feet and is currently 93.5% leased to 47 tenants.

The debt financing described above consists of an interest-only, secured loan agreement (the “Washington Commons Loan Agreement”) entered into by the Washington Commons Joint Venture with JP Morgan Chase Bank, N.A. on February 1, 2007. The base term of the Washington Commons Loan Agreement is five years. Pursuant to the Washington Commons Loan Agreement, the Washington Commons Joint Venture received loan proceeds of $21.3 million in the form of a promissory note at a fixed interest rate of 5.94% secured by a mortgage on Washington Commons. The promissory note is non-recourse to either the Washington Commons Joint Venture or us.

Pursuant to an advisory agreement between us and Dividend Capital Total Advisors LLC (the “Advisor”), upon closing, we paid to the Advisor an acquisition fee in the amount of $396,000 (equal to 2% of our pro rata portion of the approximate $24.8 million purchase price of Washington Commons). This amount is not included in the approximate $25.2 million total acquisition cost of Washington Commons. The Advisor will also receive an asset management fee consisting of: (i) a monthly fee equal to one twelfth of 0.5% of the our pro rata portion of the aggregate cost (before non cash reserves and depreciation) of Washington Commons and (ii) a monthly fee equal to 6.0% of our pro rata portion of the aggregate monthly net operating income derived from Washington Commons.

The Washington Commons Joint Venture was formed for the primary purpose of acquiring Washington Commons. We and Alliance have in the past and may in the future pursue similar arrangements. Pursuant to this Washington Commons Joint Venture agreement, we and Alliance were required to make initial equity capital contributions equal to 80.0% and 20.0%, respectively, of the total acquisition cost of Washington Commons. Additional capital contributions require the unanimous written approval of both parties as to the amount and timing thereof. In addition, Alliance is eligible for potential profit participation upon the ultimate sale of the property. The Washington Commons Joint Venture has entered into a property management agreement with AVF Management LLC (“AVF Management”), a Colorado limited liability company, and an affiliate of Alliance, to manage Washington Commons on a day-to-day basis, for which AVF Management will receive customary market-based property management fees.

Washington Commons was acquired by the Washington Commons Joint Venture pursuant to a purchase agreement entered into by and between Alliance and New Tower Trust Company, Washington Commons Phase II LP, and Washington Commons Phase III LP, the sellers. The total cost of this acquisition may increase by additional costs which have not yet been finally determined. Any additional costs are not expected to be material.

Bandera Road Marketplace

On February 1, 2007, we also acquired a fee interest in Bandera Road Marketplace (“Bandera Road”), a retail property located in San Antonio, Texas. The total acquisition cost of the property was approximately $30.0 million (consisting of an approximate $29.6 million purchase price plus additional due diligence and other closing costs) and was paid for through a combination of (i) an equity contribution from us using proceeds from our public equity offering and available cash and (ii) debt financing obtained by us. Bandera Road consists of 160,223 net rentable square feet and is currently 97.0% leased to 12 tenants.

The debt financing described above consists of an interest-only, secured loan agreement (the “Bandera Road Loan Agreement”) entered into by us with Countrywide Commercial Real Estate Finance, Inc. on February 1, 2007. The base term of the Bandera Road Loan Agreement is ten years. Pursuant to the Bandera Road Loan Agreement, we received loan proceeds of $21.5 million in the form of a promissory note at a fixed interest rate of 5.46% secured by a mortgage on Bandera Road. The promissory note is non-recourse to us.

Pursuant to an advisory agreement between us and the Advisor, upon closing, we paid to the Advisor an acquisition fee in the amount of $591,500 (equal to 2% of the approximate $29.6 million purchase price of Bandera Road). This amount is not included in the approximate $30.0 million total acquisition cost of Bandera Road. The Advisor will also receive an asset management fee consisting of: (i) a monthly fee equal to one twelfth of 0.5% of the our pro rata portion of the aggregate cost (before non cash reserves and depreciation) of Bandera Road and (ii) a monthly fee equal to 6.0% of the aggregate monthly net operating income derived from Bandera Road. However, the aggregate monthly fee to be paid to the Advisor in the aggregate shall not exceed one-twelfth of 0.75% of the aggregate cost of Bandera Road.

We entered into a property management agreement with Cencor Realty Services (“Cencor”), a Texas Corporation, to manage Bandera Road on a day-to-day basis, for which Cencor will receive customary market-based property management fees.

We acquired Bandera Road pursuant to a purchase agreement entered into by and between us and Principal Life Insurance Company, the seller. The total cost of this acquisition may increase by additional costs which have not yet been finally determined. Any additional costs are not expected to be material.